July 17, 2020
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Kathryn Jacobson, Senior Staff Accountant and Robert Littlepage, Accountant Branch Chief

Re:     Liberty Global plc (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 13, 2020
Form 10-Q for the Quarter Ended March 31, 2020
Filed May 6, 2020
Form 8-K Filed May 6, 2020
File No: 001-35961
Dear Ms. Jacobson:
We submit this letter in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated July 7, 2020 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the period ended December 31, 2019, the Company’s Form 10-Q for the period ended March 31, 2020 and the Company’s Form 8-K filed May 6, 2020. To facilitate your review, we have repeated each of your comments followed immediately by our response to that particular comment.
RESPONSES TO STAFF COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Loss from Continuing Operations, page II-24

1.
We note that you refer to aggregate Adjusted OIBDA hereunder and consolidated Adjusted OIBDA on page II-27. We further note in your press releases filed under Item 2.02 of your Forms 8-K, that Adjusted OIBDA (which you rename as OCF in such 8-Ks) is a "meaningful measure because it represents a transparent view of your recurring operating performance that is unaffected by your capital structure" and is "useful to investors because it is one of the bases for comparing your performance with the performance of other companies in the same or similar industries." Outside of the segment footnote, please identify consolidated adjusted OIBDA as a non-GAAP measure. In addition, in future filings please provide the required reconciliation and disclosures required pursuant to Item 10(e)(i) of Regulation S-K.
If you also use Adjusted OIBDA as a liquidity measure, as suggested by its alternate titling as OCF (an acronym for operating cash flow), and as referenced on page II-28 (Operating Activities), please additionally reconcile to net cash provided by operating activities, which would be its most comparable GAAP liquidity measure.
RESPONSE:
With respect to the Staff’s comment regarding the use of “aggregate Adjusted OIBDA” and “consolidated Adjusted OIBDA,” we recognize this is a non-GAAP measure and advise the Staff that on a prospective basis, to the extent we disclose this measure in an aggregate or consolidated presentation, it is clearly labeled as non-GAAP, includes the required reconciliation to the closest GAAP measure and will remove cross references to the information included in our segment disclosure.
With respect to the Staff’s comment regarding the use of Adjusted OIBDA as a liquidity measure, we respectfully advise the Staff that as we view it, Adjusted OIBDA is an operating performance measure and is not used by our internal decision makers as a liquidity measure. As such, a reconciliation to cash provided by operating activities in our consolidated statements of cash flows is not applicable, and therefore not required.
We further direct the Staff to our response to Comment #4 below regarding the naming convention of “OCF” and “Adjusted OIBDA.”
Form 10-Q for the Quarter Ended March 31, 2020
Note 16. Commitments and Contingencies, page 36

2.
We note your non-cancellable multi-year commitments which include certain programming and sports rights requiring minimum fees. With a view towards disclosure in future filings, please tell us how cancellation of live sports events may impact the recoverability of the cost of such rights. Additionally, in a separate note to the financial statements, please disclose your basis of accounting for these firm commitments, including but not limited to initial recognition, amortization, and subsequent measurements of sports rights.

RESPONSE:
Our arrangements for sports rights are executory contracts related to enforceable and legally binding rights to exhibit sports content, including live matches. Our sports rights agreements are generally multi-year contracts for which we are typically charged a flat fee per season. We typically pay for sports rights in advance of the respective season. The current and long-term portions of any payments made in advance of the respective season are recorded as other current assets and other assets, net, respectively, on our condensed consolidated balance sheet and are amortized on a straight-line basis over the respective sporting season.
Any cancellation of live sports events may impact our recoverability of amounts paid in advance of the sporting seasons. We hold sports rights at the lower of unamortized cost or estimated net realizable value. If we determine that the net realizable value is lower than unamortized cost based on our estimate of future cash flows from the respective sports rights, which include an estimate of whether we may ultimately collect a refund and/or credit of any prepaid amounts as the result of season cancellations, we accelerate amortization of our sports rights assets. Our arrangements generally do not provide for refunds in the event of any season cancellations; however, commercial discussions and negotiations are currently occurring given the continued COVID-19 situation. We had approximately $7.1 million of prepaid sports rights on our condensed consolidated balance sheet as of March 31, 2020 that we believe to be realizable based on our estimate of future cash flows from the respective sports rights.
We report all legally binding obligations related to our multi-year sports rights agreements in our commitments and contingencies footnote. Any potential decreases in future commitments due to cancelled seasons are the subject of negotiations between Liberty Global and its suppliers.
In response to the Staff’s comment regarding our basis of accounting for these firm commitments, we advise the Staff that we will include the following disclosure in future filings:
Our sports rights agreements are generally multi-year contracts for which we are typically charged a flat fee per season. We typically pay for sports rights in advance of the respective season. The current and long-term portions of any payments made in advance of the respective season are recorded as other current assets and other assets, net, respectively, on our condensed consolidated balance sheet and are amortized on a straight-line basis over the respective sporting season. Sports rights are regularly reviewed for impairment and held at the lower of unamortized cost or estimated net realizable value.
Form 8-K Filed May 6, 2020
Liberty Global Reports Q1 2020 Results
Rebase Information, page 8

3.
We note on page 8 that the adjustments reflected in your "rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation SX." Merely combining information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11, such as your rebased amounts and growth percentages, would generally be inappropriate. Please revise in future filings.

RESPONSE:
We respectfully advise the Staff that our presentation of rebased growth is not an approach that merely combines pre- and post-acquisition periods, as further described below, and is an approach that we believe complies with Regulation G and Item 10(e) of Regulation S-K. Rebased growth is the metric used by management to measure operating performance, serves as the basis for which we set our management compensation targets, is a longstanding metric understood by our investors and analysts and is used to enhance the quality of our external disclosures.
Rebase is a non-GAAP presentation that differs from the rules set forth in Article 11 in the following ways: (i) Article 11 does not allow for constant-currency presentation to eliminate the impact of foreign currency translation, a presentation which we believe is important for investors and analysts particularly due to the volatility in the foreign currency exchange rates between the U.S. dollar and various local currencies of our businesses, (ii) our presentation of rebase is used only for revenue, OCF and property and equipment additions, which are key measures of operating performance, an approach that does not include adjustments to or the presentation of certain items required under Article 11 such as property, equipment and intangible asset valuation and related depreciation and amortization and (iii) as it relates to acquisitions and dispositions, our calculation of rebase only adjusts the corresponding prior year period(s) for 12 months from the date of the acquisition or disposition to provide comparative financial information on a like-for-like basis based on the period we acquired or disposed of a business. As disclosed on page 8 of the Form 8-K filed on May 6, 2020, among other required disclosures, we state that our rebase adjustments include “any significant effects of acquisition accounting adjustments,” which we confirm are consistent in this context with the relevant Article 11 pro forma requirements and as further set forth in section 9220.8 of the Financial Reporting Manual.
Taking into account the purpose for our presentation of rebased growth and the transparent disclosures and information provided, we believe our disclosures of rebased information meet the non-GAAP requirements under Regulation G and Item 10(e) of Regulation S-K. On a prospective basis, we will (i) more explicitly disclose that rebased growth rates are non-GAAP measures and (ii) remove the language indicating that rebased information is not intended to comply with the requirements under Article 11, as our disclosure in this regard may have confused more than clarified our approach.
Liberty Global Reports Q1 2020 Results Glossary - OCF and OCF Margin, page 17

4.
We note your disclosure that OCF has the same meaning as the term "Adjusted OIBDA that is referenced in your 10-Q (and in your Form 10-K). Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b). Please revise in future filings.

Additionally, please identify OCF (or Adjusted OIBDA if renamed as such) and Adjusted Free Cash Flow (page 15) as non-GAAP measures.

RESPONSE:
We advise the Staff that on a prospective basis we will cease using the terms OCF (“Operating Cash Flow”) and Adjusted OIBDA, and will instead use the term Adjusted EBITDA in all future filings and documents furnished to the SEC and all investor presentations published to our website. As we plan to define and use the term going forward, Adjusted EBITDA will generally have the same meaning as Adjusted OIBDA had previously, and therefore will not impact any previously reported amounts. We will reconcile Adjusted EBITDA as required to the closest reported GAAP measure.
We also advise the Staff that to the extent we use non-GAAP measures in future filings or documents furnished to the SEC and in presentations published on our website, we will clearly identify these measures as non-GAAP.
If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,
/s/ Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:	Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Beverly B. Reyes, Baker Botts LLP
Pat Edgar, KPMG LLP

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